Exhibit 99.1

PRECISION DRILLING CORPORATION

First Quarter Report for the three months ended March 31, 2023 and 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS

This report contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this report. This report contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Financial Measures and Ratios” later in this report.

Precision Drilling announces 2023 first quarter financial results:

•	All key financial metrics including revenue, daily operating margins(1), Adjusted EBITDA(2), and net earnings exceeded results from the same period last year and the fourth quarter of 2022, supported by stronger drilling activity and pricing increases in the U.S. and Canada.
•	Precision’s North American drilling activity grew 13% over the first quarter of 2022.
•	Revenue was $559 million, an increase of 59% over the first quarter of 2022 and 9% sequentially.
•	Revenue per utilization day reached US$34,963 in the U.S. and $32,304 in Canada, while daily operating margins(1) increased to US$14,692 in the U.S. and $13,558 in Canada as drilling rigs continued to reprice at higher day rates.
•	Precision continued to scale its Alpha™ and EverGreen™ product lines across its Super Triple rig fleet and grew revenue from these technological and environmental offerings by over 60% from the first quarter of 2022.
•	Adjusted EBITDA(2) increased to $203 million, significantly higher than the $37 million reported in the first quarter of 2022, and included a recovery from share-based compensation plans of $12 million compared to an expense of $48 million in the comparative quarter.
•	Net earnings were $96 million or $7.02 per share compared with a net loss of $44 million or a $3.25 loss per share in the first quarter of 2022.
•	Cash provided by operations was $28 million versus cash used in operations of $65 million in the first quarter of 2022. Funds provided by operations(2) was $160 million compared to $30 million in the comparative quarter.
•	Precision remains committed to its 2023 debt reduction target of $150 million and its longer-term targets of reducing debt by $500 million between 2022 and 2025 and achieving a normalized Net Debt to Adjusted EBITDA(2) ratio of less than 1.0 times by the end of 2025.
•	Returned $5 million of capital to shareholders through share repurchases.
•	Ended the quarter with $42 million of cash and approximately $540 million of available liquidity.
•	Completion and Production Services generated revenue of $75 million and Adjusted EBITDA(2) of $17 million, representing increases of 95% and 166%, respectively, from the first quarter of 2022. Precision successfully integrated its 2022 High Arctic acquisition into its operations and is on track to achieve synergies of $5 million, on an annualized basis, in the second quarter.
•	Internationally, we have five rigs currently active in the Middle East, increasing to eight by the middle of 2023 as we complete rig recertifications. These eight contracts represent approximately $755 million in backlog revenue that stretches into 2028.
•	In April, Precision committed to a $5 million equity investment in CleanDesign Income Corp. (CleanDesign), a key supplier of Precision’s EverGreen™ Battery Energy Storage Systems (BESS). The investment provides Precision with key BESS and power management technologies and is aligned with the Company’s overall emissions reduction strategy.
•	Precision decreased its 2023 capital spending budget to $195 million as compared to its initial budget of $235 million. The decrease mainly reflects fewer drilling rig upgrades and lower maintenance costs.
(1)	Revenue less operating costs per utilization day.
(2)	See “FINANCIAL MEASURES AND RATIOS.”

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SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2023	2022	% Change
Revenue	558,607	351,339	59.0
Adjusted EBITDA(1)	203,219	36,855	451.4
Net earnings (loss)	95,830	(43,844)	(318.6)
Cash provided by (used in) operations	28,356	(65,294)	(143.4)
Funds provided by operations(1)	159,653	29,955	433.0

Cash used in investing activities	78,817	30,343	159.8
Capital spending by spend category(1)
Expansion and upgrade	16,345	9,615	70.0
Maintenance and infrastructure	34,450	26,787	28.6
Proceeds on sale	(7,765)	(2,847)	172.7
Net capital spending(1)	43,030	33,555	28.2

Net earnings (loss) per share:
Basic	7.02	(3.25)	(316.0)
Diluted	5.57	(3.25)	(271.4)
(1)	See “FINANCIAL MEASURES AND RATIOS.”

Operating Highlights

	For the three months ended March 31,
	2023	2022	% Change
Contract drilling rig fleet	225	227	(0.9)
Drilling rig utilization days:
U.S.	5,382	4,590	17.3
Canada	6,168	5,653	9.1
International	433	540	(19.8)
Revenue per utilization day:
U.S. (US$)	34,963	24,299	43.9
Canada (Cdn$)	32,304	24,263	33.1
International (US$)	51,753	50,235	3.0
Operating costs per utilization day:
U.S. (US$)	20,271	18,370	10.3
Canada (Cdn$)	18,746	15,398	21.7

Service rig fleet	118	123	(4.1)
Service rig operating hours	58,341	38,265	52.5

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	March 31, 2023	December 31, 2022
Working capital(1)	248,848	60,641
Cash	41,619	21,587
Long-term debt	1,161,626	1,085,970
Total long-term financial liabilities	1,238,741	1,206,619
Total assets	2,891,399	2,876,123
Long-term debt to long-term debt plus equity ratio (1)	0.46	0.47
(1)	See “FINANCIAL MEASURES AND RATIOS.”

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Summary for the three months ended March 31, 2023:

•	Revenue of $559 million was 59% higher than in 2022 and the result of increased North American drilling and service activity and day rates, partially offset by lower international activity. Drilling rig utilization days increased 17% in the U.S. and 9% in Canada, and well service activity increased 53% as compared with the first quarter of 2022.
•	Adjusted EBITDA was $203 million, $166 million higher than 2022, mainly due to increased activity, higher day rates and lower share-based compensation. Share-based compensation recovery was $12 million, approximately $60 million lower than in 2022 as a result of our lower share price. Please refer to “Other Items” later in this report for additional information on share-based compensation charges.
•	Adjusted EBITDA as a percentage of revenue was 36% as compared with 10% in 2022.
•	General and administrative expenses were $16 million, $40 million lower than in 2022 due to lower share-based compensation charges.
•	Net finance charges were $23 million, an increase of $2 million from 2022 due to higher variable interest rates and the impact of the weakening of the Canadian dollar on our U.S. dollar denominated interest.
•	Our U.S. revenue per utilization day was US$34,963 compared with US$24,299 in 2022. The increase was primarily the result of higher fleet average day rates, partially offset by lower turnkey revenue. We recognized revenue from turnkey projects of US$7 million compared with US$12 million in 2022. Revenue per utilization day, excluding the impact of turnkey, was US$33,721, compared to US$21,765 in the previous quarter, an increase of $11,956 or 55%. Revenue per utilization day, excluding turnkey revenue, increased US$3,169 from the fourth quarter of 2022.
•	Our U.S. operating costs per utilization day increased to US$20,271, compared with US$18,370 in 2022 due to higher repairs and maintenance costs and field wages, partially offset by lower turnkey activity. Operating costs per utilization day, excluding turnkey, were US$19,421 compared with US$16,095 in the previous quarter. Sequentially, excluding the impact of turnkey activity, operating costs per utilization day increased US$766.
•	In Canada, revenue per utilization day was $32,304 compared with $24,263 in 2022. The increase was a result of higher day rates and increased labor and cost recoveries. Sequentially, revenue per utilization day increased $2,418.
•	Our Canadian operating costs per utilization day increased to $18,746, compared with $15,398 in 2022, due to higher field wages and repairs and maintenance expenses. Sequentially, our daily operating costs increased $1,208.
•	Completion and Production Services revenue and Adjusted EBITDA were $75 million and $17 million, respectively, compared with $38 million and $7 million in 2022.
•	We realized US$22 million of international contract drilling revenue compared with US$27 million in 2022.
•	Cash provided by operations was $28 million compared with cash used in operations of $65 million in 2022. We generated $160 million of funds provided by operations compared with $30 million in 2022. Our increased activity, revenue efficiency, operational leverage and day rates contributed to higher cash generation in the current quarter.
•	Capital expenditures were $51 million compared with $36 million in 2022. Capital spending by spend category (see “FINANCIAL MEASURES AND RATIOS”) included $16 million for expansion and upgrades and $35 million for the maintenance of existing assets and infrastructure.
•	We ended the quarter with $42 million of cash and approximately $540 million of available liquidity.

STRATEGY

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities that we establish at the beginning of every year.

Precision’s 2023 strategic priorities and the progress made during the first quarter are as follows:

1.	Deliver High Performance, High Value service through operational excellence.
•	Grew our average active rig count by 17% in the U.S. and 9% in Canada as compared with the same period last year.
•	Increased service rig operating hours 53% over the first quarter of 2022. With the successful acquisition of High Arctic’s well servicing business in July 2022, Precision is now the leading provider of high-quality and reliable services in Canada.
•	Reinvested $51 million into our equipment and infrastructure and expect a total investment of $195 million in 2023.
•	Subsequent to quarter end, we committed to a $5 million equity investment in CleanDesign, a key supplier of our EverGreenTM BESS. The investment provides Precision with key BESS and power management technologies and is aligned with the Company’s overall ESG strategy.

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2.	Maximize free cash flow by increasing Adjusted EBITDA margins, revenue efficiency, and growing revenue from AlphaTM technologies and EverGreenTM suite of environmental solutions.
	•	Realized daily operating margins (revenue less operating costs per utilization day) of US$14,692 in the U.S. and $13,558 in Canada. Sequentially, our daily operating margins have increased in the U.S. and Canada 23% and 10%, respectively.
•	Grew Alpha™ and EverGreen™ revenue by over 60% compared with the first quarter of 2022.
•	Ended the quarter with 73 of our AC Super Triple rigs equipped with Alpha™, representing a 46% increase over the same quarter last year.
•	Continued to scale our EverGreen™ product line, adding two EverGreen™ BESS, three EverGreen™ Integrated Power and Emissions Monitoring Systems and 11 high mast LED lighting systems to our fleet.

3.	Reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for share repurchases. Long-term debt reduction target of $500 million between 2022 and 2025 and sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times by the end of 2025.
•	Returned $5 million of capital to shareholders by repurchasing and cancelling 67,073 common shares.
•	Cash provided by operations during the quarter was $28 million, $131 million lower than in the fourth quarter of 2022 due to the build-up of working capital from seasonal cash demands of our business, annual compensation payments and $39 million of cash interest payments.
•	Expect to generate positive cash flow from operations in the second quarter and repay the majority of the $78 million drawn on our Senior Credit Facility in the first quarter.
•	Remain committed to reducing debt by at least $150 million in 2023, with the majority of this expected to occur in the second half of the year.

OUTLOOK

Over the past few years, our customer base has shifted priorities from growth to shareholder returns. Similarly, the land drilling sector is demonstrating strict capital discipline, where despite strong customer demand and high utilization of Super Specification (Super-Spec) rigs, drilling contractors are funding only the most attractive capital investment opportunities and dismissing discussions of new rig builds. These dynamics are producing a more sustainable and predictable operating environment and ultimately generating better investor returns.

Energy industry fundamentals continue to support drilling activity for oil and natural gas despite broad economic concerns and geopolitical instability. Oil prices are supported by demand growth reemerging in China, OPEC holding steady on production quotas, and years of underinvestment and capital discipline by producers, which are limiting supply growth. We therefore expect drilling activity to improve in oil basins in the second half of the year as customers seek to generate appropriate investment returns, maintain production levels and replenish inventories. Natural gas is demonstrating short-term price weaknesses; however, this lower-carbon energy source is becoming increasingly favorable as countries around the world stress the importance of sustainability, decarbonization and energy security. With demand for Liquified Natural Gas (LNG) exports growing and the next wave of North America LNG projects expected to begin coming online in 2025 (including LNG Canada), we anticipate a sustained period of elevated natural gas drilling activity.

In Canada, industry activity is supported by imminent hydrocarbon export capacity increases with the Trans Mountain oil pipeline and the Coastal GasLink pipeline, each expected to begin operations within the next 12 months. Northwestern Alberta and northeastern British Columbia natural gas developments are prime beneficiaries of the LNG Canada project and the January 2023 agreement between the British Columbia government and the Blueberry River First Nation has facilitated a significant increase in 2023 drilling license approvals, which should lead to more drilling activity in the region. Large pad drilling programs are ideally suited for Super Triple drilling rigs, resulting in strong customer interest for these rigs for the next several years. On the oil side, we expect activity to remain strong as Canadian producers are benefitting from a favorable U.S. exchange rate and a reduced heavy oil differential. Precision’s Super Single rigs are well suited for long-term conventional heavy oil development in the oil sands and Clearwater formation. Looking at the second half of the year, we expect our Super Triple fleet to be fully utilized with demand exceeding supply and our Super Single pad capable rigs to be highly utilized. Accordingly, the tightening of available Super-Spec rigs is expected to drive higher day rates, increase demand for term contracts, and could necessitate customer-funded rig upgrades or rig moves from the U.S.

In the U.S., drilling activity has been increasing since mid-2020 but recently declined due to lower natural gas prices. We expect demand to improve in the second half of the year as customers continue to high-grade rigs to the latest pad drilling, AlphaAutomationTM equipped rigs and modestly increase rig counts in oily basins to maintain production.

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Our AlphaTM technologies and EverGreenTM suite of environmental solutions continue to gain momentum and have become key competitive differentiators for our rigs as these offerings deliver exceptional value to our customers by reducing risks, well construction costs and carbon footprint. We currently have nine EverGreen™ BESS deployed in the field and have commitments for two additional deployments in the second quarter as customer interest continues to rise for this low emission power source. We recently expanded our partnership with CleanDesign, a key supplier of EverGreenTM BESS, through a $5 million equity investment commitment. This partnership will ensure we can meet the expected demand for BESS and is aligned with our overall emissions reduction strategy.

Internationally, we currently have five rigs working on term contracts, two in Kuwait and three in the Kingdom of Saudi Arabia, increasing to eight by the middle of the year following successful contracting in 2022. We continue to bid our remaining idle rigs within the region and remain optimistic in our ability to secure rig reactivations.

The outlook for our Precision Well Servicing business remains positive with strong customer demand supporting maintenance and completion activity. We have successfully integrated High Arctic’s well servicing assets and associated rental business that we acquired in July 2022. By leveraging our existing platform and continuing our strict focus on cost control, we have realized annual run-rate cost synergies of approximately $4 million and expect to achieve our $5 million target in the second quarter.

Commodity Prices

First quarter average West Texas Intermediate and Western Canadian Select oil prices decreased 19% and 29%, respectively, from 2022. Average Henry Hub and AECO natural gas prices declined 39% and 32%, respectively from 2022.

	For the three months ended March 31,		Year ended December 31,
	2023	2022	2022
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	76.11	94.29	94.23
Western Canadian Select (per barrel) (US$)	56.31	79.77	78.15
Natural gas
United States
Henry Hub (per MMBtu) (US$)	2.77	4.57	6.51
Canada
AECO (per MMBtu) (CDN$)	3.25	4.77	5.43

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as at April 25, 2023. For those quarters ending after March 31, 2023, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

	Average for the quarter ended 2022				Average for the quarter ended 2023
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of April 25, 2023:
U.S.	27	29	31	35	40	37	26	18
Canada	6	8	10	16	19	20	18	15
International	6	6	6	6	4	6	8	8
Total	39	43	47	57	63	63	52	41

The following chart outlines the average number of drilling rigs that we had under term contract for 2022 and the average number of rigs we have under term contract as at April 25, 2023.

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	Average for the year ended
	2022	2023
Average rigs under term contract as of April 25, 2023:
U.S.	31	30
Canada	10	18
International	6	7
Total	47	55

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year. Internationally, we expect to have eight rigs under long term contract beginning in the second half of 2023.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2022				Average for the quarter ended 2023
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31
Average Precision active rig count:
U.S.	51	55	57	60	60
Canada	63	37	59	66	69
International	6	6	6	6	5
Total	120	98	122	132	134

According to industry sources, as at April 25, 2023, the U.S. active land drilling rig count has increased 8% from the same point last year while the Canadian active land drilling rig count has increased 4%. To date in 2023, approximately 79% of the U.S. industry’s active rigs and 59% of the Canadian industry’s active rigs were drilling for oil targets, compared with 80% for the U.S. and 59% for Canada at the same time last year.

Capital Spending and Free Cash Flow Allocation

We remain committed to disciplined cash flow management, capital spending and returning capital to shareholders. We reduced our 2023 capital spending budget from $235 million to $195 million in response to lower expected capital upgrades and maintenance capital. Capital spending by spend category includes $146 million for sustaining, infrastructure and intangibles and $49 million for expansion and upgrades. We expect that the $195 million will be split as follows: $183 million in the Contract Drilling Services segment, $11 million in the Completion and Production Services segment, and $1 million in the Corporate segment. At March 31, 2023, Precision had capital commitments of approximately $199 million with payments expected through 2026.

We remain committed to our debt reduction plans and in 2023 expect to reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for share repurchases. Our long-term debt reduction target from the beginning of 2022 through to the end of 2025 is $500 million and target Net Debt to Adjusted EBITDA leverage ratio of below 1.0 times, while continuing to allocate 10% to 20% of free cash flow before debt principal payments to shareholders.

On April 11, 2023, S&P Global Ratings raised our issuer credit rating and rating on our Unsecured Senior Notes to ‘B+’ from ‘B’.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

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	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2023	2022	% Change
Revenue:
Contract Drilling Services	486,076	314,145	54.7
Completion and Production Services	74,523	38,238	94.9
Inter-segment eliminations	(1,992)	(1,044)	90.8
	558,607	351,339	59.0
Adjusted EBITDA:(1)
Contract Drilling Services	189,123	71,174	165.7
Completion and Production Services	17,406	6,539	166.2
Corporate and Other	(3,310)	(40,858)	(91.9)
	203,219	36,855	451.4
(1)	See “FINANCIAL MEASURES AND RATIOS.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2023	2022	% Change
Revenue	486,076	314,145	54.7
Expenses:
Operating	287,067	230,051	24.8
General and administrative	9,886	12,920	(23.5)
Adjusted EBITDA(1)	189,123	71,174	165.7
Adjusted EBITDA as a percentage of revenue(1)	38.9%	22.7%
(1)	See “FINANCIAL MEASURES AND RATIOS.”

United States onshore drilling statistics:(1)	2023		2022
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	60	744	51	603
(1)	United States lower 48 operations only.
(2)	Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2023		2022
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	69	221	63	205
(1)	Canadian operations only.
(2)	Baker Hughes rig counts.

Revenue from Contract Drilling Services was $486 million, 55% higher than 2022, while Adjusted EBITDA increased 166% to $189 million. The increase in revenue and Adjusted EBITDA was primarily due to higher North American activity and day rates, partially offset by lower international activity.

Drilling rig utilization days (drilling days plus move days) in the U.S. were 5,382, 17% higher than 2022. Drilling rig utilization days in Canada were 6,168, 9% higher than 2022. The increase in utilization days in both the U.S. and Canada was consistent with higher industry activity. Drilling rig utilization days in our international business were 433, a decrease of 20% from the comparable quarter, as drilling operations were paused while our Kuwait rigs began the recertification process in accordance with the 5-year contracts signed in 2022.

Revenue per utilization day in the U.S. increased 44% from the comparable quarter and was primarily the result of higher fleet average day rates, partially offset by lower turnkey revenue. We recognized revenue from turnkey projects of US$7 million compared with US$12 million in 2022. Drilling rig revenue per utilization day in Canada increased 33% due to higher day rates and increased labor and cost recoveries. Our international revenue per utilization day for the quarter was 3% higher than 2022 primarily due to the efficiency of rig moves, partially offset by the impact of rig recertifications.

In the U.S., 60% of utilization days were generated from rigs under term contract as compared with 49% in 2022. In Canada, 27% of our utilization days were generated from rigs under term contract, compared with 10% in 2022.

U.S. operating costs per utilization day increased 10% as compared with 2022 and was primarily due to higher repairs and maintenance costs and field wages, partially offset by lower turnkey activity. U.S. operating costs per utilization day, excluding turnkey, was US$19,421 compared with US$16,095 the prior year. Our Canadian operating costs per utilization day increased 22% as compared with 2022 and was due to higher field wages and repairs and maintenance expenses.

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Our general and administrative expenses decreased $3 million as compared with 2022 and was primarily the result of lower share-based compensation charges due to our lower share price.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2023	2022	% Change
Revenue	74,523	38,238	94.9
Expenses:
Operating	54,792	29,967	82.8
General and administrative	2,325	1,732	34.2
Adjusted EBITDA(1)	17,406	6,539	166.2
Adjusted EBITDA as a percentage of revenue(1)	23.4%	17.1%
Well servicing statistics:
Number of service rigs (end of period)	118	123	(4.1)
Service rig operating hours	58,341	38,265	52.5
Service rig operating hour utilization	55%	46%
(1)	See “FINANCIAL MEASURES AND RATIOS.”

Completion and Production Services revenue increased to $75 million as compared with $38 million in 2022. The higher revenue was primarily due to increased average service rates and activity, as our service rig operating hours increased 53% from 2022.

Completion and Production Services generated 5% of its revenue from U.S. operations compared with 11% in the comparative period.

Operating costs as a percentage of revenue were 74% compared with 78% in 2022. As compared to 2022, our first quarter general and administrative expenses increased 34%. The higher expense for the quarter is primarily due to incremental costs resulting from our well servicing acquisition in the third quarter of 2022.

Our first quarter Adjusted EBITDA increased to $17 million, as compared with $7 million in 2022, primarily due to increased average service rates and activity.

During the quarter, we made our remaining payment of $28 million to complete our acquisition of High Arctic’s well servicing business and associated rental assets.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $3 million as compared with $41 million in the first quarter of 2022. Our current quarter Adjusted EBITDA was positively impacted by decreased share-based compensation costs due to our lower share price.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2022 Annual Report.

A summary of amounts expensed under these plans during the reporting periods are as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2023	2022
Cash settled share-based incentive plans	(12,095)	47,211
Equity settled share-based incentive plans	480	427
Total share-based incentive compensation plan expense (recovery)	(11,615)	47,638

Allocated:
Operating	(1,883)	10,920
General and Administrative	(9,732)	36,718
	(11,615)	47,638

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Cash settled share-based compensation recovery for the quarter was $12 million as compared with an expense of $47 million in 2022. Our 2023 recovery was primarily due to a 33% decrease in our share price from the start of the year, whereas the expense in 2022 reflected our share price increasing by approximately 100% over the comparable period.

As at March 31, 2023, the majority of our share-based compensation plans were classified as cash-settled and will be impacted by changes in our share price. Although accounted for as cash-settled, Precision retains the ability to settle certain vested units in common shares at its discretion.

Finance Charges

Finance charges were $23 million as compared with $21 million in 2022. Our increased finance charges were primarily due to higher variable interest rates and the impact of the weakening of the Canadian dollar on our U.S. dollar denominated interest. Interest charges on our U.S. denominated long-term debt were US$15 million ($21 million) as compared with US$15 million ($19 million) in 2022.

Income Tax

Income tax expense for the quarter was $18 million as compared with $1 million in 2022. During the first quarter, we did not recognize deferred tax assets on certain Canadian and international operating losses.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet, in order to have the financial flexibility to manage our growth and cash flow regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital provide more certainty of future revenues and return on our capital investments.

Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million(1) (extendible, revolving term credit facility with US$300 million accordion feature)	US$102 million drawn and US$56 million in outstanding letters of credit	General corporate purposes	June 18, 2025(1)
Real estate credit facilities (secured)
US$9 million	Fully drawn	General corporate purposes	November 19, 2025
$17 million	Fully drawn	General corporate purposes	March 16, 2026
Operating facilities (secured)
$40 million	Undrawn, except $22 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$40 million	Undrawn, except US$21 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$348 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029
(1)	US$53 million expires on November 21, 2023.

At March 31, 2022, we had $1,178 million outstanding under our Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes as compared with $1,103 million at December 31, 2022. The current blended cash interest cost of our debt is approximately 7.0%.

On April 11, 2023, S&P Global Ratings raised our issuer credit rating and rating on our Unsecured Senior Notes to ‘B+’ from ‘B’.

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Senior Credit Facility

Our Senior Credit Facility requires that we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA of less than 2.5:1. For purposes of calculating the leverage ratio, consolidated senior debt only includes secured indebtedness.

On June 18, 2021, we agreed with the lenders of our Senior Credit Facility to extend the facility’s maturity date and extend and amend certain financial covenants during the Covenant Relief Period. The Covenant Relief Period ended on September 30, 2022. The maturity date of the Senior Credit Facility was extended to June 18, 2025; however, US$53 million of the US$500 million will expire on November 21, 2023. The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

Unsecured Senior Notes

The unsecured senior notes require that we comply with certain restrictive and financial covenants, including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the unsecured senior notes restrict our ability to incur additional indebtedness.

For further information, please see the unsecured senior note indentures which are available on SEDAR and EDGAR.

Covenants

At March 31, 2023, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

	Covenant	At March 31, 2023
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	0.36
Consolidated covenant EBITDA to consolidated interest expense	> 2.50	5.41
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	> 2.50	5.41

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Impact of foreign exchange rates

The following table summarizes the average and closing Canada-U.S. foreign exchanges rates.

	For the three months ended March 31,		At December 31,
	2023	2022	2022
Canada-U.S. foreign exchange rates
Average	1.35	1.27	—
Closing	1.35	1.25	1.36

Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying value of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings (loss).

Average shares outstanding

The following tables reconcile net earnings (loss) and the weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	For the three months ended March 31,
	2023	2022
Net earnings (loss) - basic	95,830	(43,844)
Effect of share options and other equity compensation plans	(13,244)	—
Net earnings (loss) - diluted	82,586	(43,844)

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	For the three months ended March 31,
(Stated in thousands)	2023	2022
Weighted average shares outstanding – basic	13,648	13,479
Effect of share options and other equity compensation plans	1,191	—
Weighted average shares outstanding – diluted	14,839	13,479

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2022			2023
Quarters ended	June 30	September 30	December 31	March 31
Revenue	326,016	429,335	510,504	558,607
Adjusted EBITDA(1)	64,099	119,561	91,090	203,219
Net earnings (loss)	(24,611)	30,679	3,483	95,830
Net earnings (loss) per basic share	(1.81)	2.26	0.27	7.02
Net earnings (loss) per diluted share	(1.81)	2.03	0.27	5.57
Funds provided by operations(1)	60,373	81,327	111,339	159,653
Cash provided by operations	135,174	8,142	159,082	28,356

(Stated in thousands of Canadian dollars, except per share amounts)	2021			2022
Quarters ended	June 30	September 30	December 31	March 31
Revenue	201,359	253,813	295,202	351,339
Adjusted EBITDA(1)	28,944	45,408	63,881	36,855
Net loss	(75,912)	(38,032)	(27,336)	(43,844)
Net loss per basic share	(5.71)	(2.86)	(2.05)	(3.25)
Net loss per diluted share	(5.71)	(2.86)	(2.05)	(3.25)
Funds provided by operations(1)	12,607	33,525	62,681	29,955
Cash provided by (used in) operations	42,219	21,871	59,713	(65,294)
(1)	See “FINANCIAL MEASURES AND RATIOS.”

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgements and estimates in preparing our Condensed Consolidated Interim Financial Statements that could materially affect the amounts recognized. Our judgements and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgements and estimates used in preparing the Condensed Consolidated Interim Financial Statements are described in our 2022 Annual Report.

EVALUATION OF CONTROLS AND PROCEDURES

Based on their evaluation as at March 31, 2023, Precision’s Chief Executive Officer and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the Corporation in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at March 31, 2023, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting. Management will continue to periodically evaluate the Corporation’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

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FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures

We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Loss and our reportable operating segment disclosures, is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings (loss).

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2023	2022
Adjusted EBITDA by segment:
Contract Drilling Services	189,123	71,174
Completion and Production Services	17,406	6,539
Corporate and Other	(3,310)	(40,858)
Adjusted EBITDA	203,219	36,855
Depreciation and amortization	71,543	68,457
Gain on asset disposals	(9,276)	(3,114)
Foreign exchange	(483)	(518)
Finance charges	22,920	20,730
Loss (gain) on investments and other assets	4,230	(5,569)
Incomes taxes	18,455	713
Net earnings (loss)	95,830	(43,844)

Funds Provided by (Used in) Operations

We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net Capital Spending

We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2023	2022
Capital spending by spend category
Expansion and upgrade	16,345	9,615
Maintenance and infrastructure	34,450	26,787
	50,795	36,402
Proceeds on sale of property, plant and equipment	(7,765)	(2,847)
Net capital spending	43,030	33,555
Business acquisitions	28,000	—
Purchase of investments and other assets	55	—
Changes in non-cash working capital balances	7,732	(3,212)
Cash used in investing activities	78,817	30,343

Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

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	At December 31,	At December 31,
(Stated in thousands of Canadian dollars)	2023	2022
Current assets	515,439	470,670
Current liabilities	266,591	410,029
Working capital	248,848	60,641

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue

We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Loss, provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity

We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total shareholders’ equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication to our debt leverage.

Net Debt to Adjusted EBITDA

We believe that the Net Debt (long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication to the number of years it would take for us to repay our debt obligations.

Supplementary Financial Measures
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

•	our strategic priorities for 2023;
•	our capital expenditures, free cash flow allocation and debt reduction plan for 2023;
•	anticipated activity levels, demand for our drilling rigs, day rates and margins in 2023;
•	the average number of term contracts in place for 2023;
•	customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions;
•	anticipated timing and amount of costs savings from acquired well servicing and rental assets;
•	potential commercial opportunities and rig contract renewals; and
•	our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

•	our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
•	the status of current negotiations with our customers and vendors;
•	customer focus on safety performance;
•	existing term contracts are neither renewed nor terminated prematurely;
•	our ability to deliver rigs to customers on a timely basis;
•	the impact of an increase/decrease in capital spending; and
•	the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the level of oil and natural gas exploration and development activities;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
•	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
•	the success of vaccinations for COVID-19 worldwide;
•	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	liquidity of the capital markets to fund customer drilling programs;
•	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
•	the impact of weather and seasonal conditions on operations and facilities;
•	competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
•	ability to improve our rig technology to improve drilling efficiency;
•	general economic, market or business conditions;
•	the availability of qualified personnel and management;
•	a decline in our safety performance which could result in lower demand for our services;
•	changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2022, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this report are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

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